UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _______)*

CTO Realty Growth, Inc.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

22948P103

(CUSIP Number)

July 14, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 22948P103	Page 2 of 6

1. Names of Reporting Persons. Dynasty Invest Ltd.
2. Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3. SEC Use Only
4. Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 235,353
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 235,353
9. Aggregate Amount Beneficially Owned by Each Reporting Person 235,353
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11. Percent of Class Represented by Amount in Row (9) 5.0%
12. Type of Reporting Person CO

Schedule 13G

CUSIP No. 22948P103	Page 3 of 6

1. Names of Reporting Persons. MT Family Trust
2. Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 10,000
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 10,000
9. Aggregate Amount Beneficially Owned by Each Reporting Person 10,000
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11. Percent of Class Represented by Amount in Row (9) 0.2%
12. Type of Reporting Person OO

CUSIP No. 22948P103	Page 4 of 6

ITEM 1.

(a) Name of Issuer:

CTO Realty Growth, Inc.

(b) Address of Issuer’s Principal Executive Offices:

1140 N. Williamson Blvd, Suite 140, Daytona Beach, FL USA 32114

ITEM 2.

(a) Name of Person Filing:

(b) Address of Principal Business Office, or if None, Residence:

(c) Citizenship:

Dynasty Invest Ltd.

1111 Kane Concourse, Suite 210

Bay Harbor Islands, FL 33154

Place of Organization: British Virgin Islands

MT Family Trust

500 Stanton Christiana Road

Newark, DE 19713

Place of Organization: Delaware

(d) Title of Class of Securities:

Common stock, par value $1.00 per share

(e) CUSIP Number:

22948P103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	[_]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	[_]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[_]	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

CUSIP No. 22948P103	Page 5 of 6

(g)	[_]	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

As of the close of business on July 14, 2020:

Dynasty Invest Ltd. beneficially owned 235,353 shares of the issuer’s common stock, or 5.0% of the issuer’s common stock outstanding.

MT Family Trust beneficially owned 10,000 shares of the issuer’s common stock, or 0.2% of the issuer’s common stock outstanding.

Dynasty Invest Ltd. and MT Family Trust are affiliates.

(b) Percent of Class:

As of the close of business on July 14, 2020, Dynasty Invest Ltd. and MT Family Trust may be deemed to have beneficially owned 245,353 shares of the issuer’s common stock or 5.2% of the issuer’s common stock outstanding (see Item 4(a) above), which percentage was calculated based on 4,713,261 shares of the issuer’s common stock outstanding as of May 1, 2020 as reported in the issuer’s Form 10-Q dated May 8, 2020.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

See Exhibit I.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10. CERTIFICATIONS

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 22948P103	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 18, 2020

DYNASTY INVEST LTD.

By:	/s/ Moris Tabacinic
Name:	Moris Tabacinic
Title:	President

MT FAMILY TRUST

By:	JP Morgan Trust Company of Delaware, Trustee

By:	/s/ Meghan M. Ebeid
Name:	Meghan M. Ebeid
Title:	Vice President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

EXHIBIT I

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto, the “Schedule 13G”) relating to the common stock, $1.00 par value per share, of CTO Realty Growth, Inc., which may be deemed necessary pursuant to Regulation 13D or 13G promulgated under the Exchange Act.

The undersigned further agree that each party hereto is responsible for the timely filing of the Schedule 13G, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has a reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this Joint Filing Agreement shall be attached as an exhibit to the Schedule 13G, filed on behalf of each of the parties hereto.

IN WITNESS WHEREOF, each of the undersigned has executed this Joint Filing Agreement as of the 18th day of August, 2020.

DYNASTY INVEST LTD.

By:	/s/ Moris Tabacinic
Name:	Moris Tabacinic
Title:	President

MT FAMILY TRUST

By:	JP Morgan Trust Company of Delaware, Trustee

By:	/s/ Meghan M. Ebeid
Name:	Meghan M. Ebeid
Title:	Vice President